January 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, DC 20549

Attention: Brian Fetterolf and Taylor Beech

Re:	DraftKings Inc.
Annual Report on Form 10-K Filed on February 17, 2023
File No. 001-41379

Dear Mr. Fetterolf and Ms. Beech:

DraftKings Inc. (the “Company” or “we”) is pleased to address the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 7, 2023 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). Further to the conversations between the Staff and our counsel on December 18 and 19, 2023, we thank the Staff for the additional ten business day extension period provided by the Staff to respond to the Comment Letter.

For ease of reference, set forth below is the Company’s response to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which we have incorporated into this response for your convenience. All capitalized terms not otherwise defined herein have the meaning assigned to them in the 2022 Annual Report.

General

1.	We note your disclosure that DraftKings Marketplace “is a digital collectibles (nonfungible token or “NFT”) ecosystem designed for mainstream accessibility that offers curated initial NFT drops (“Primary Sales”). In addition to Primary Sales, owners of NFTs on Marketplace can list their NFTs for sale to other Marketplace customers (“Secondary Sales”). The revenue that the Company earns from Marketplace is primarily based on a specific percentage of the gross value of each Primary Sale or Secondary Sale.” Your website also indicates that you are actively engaging in primary sales and facilitating secondary sales of NFTs. In connection with such activities, please:

	●	Provide proposed disclosure that includes a materially complete description of your Marketplace, including identifying the underlying protocol, and the NFTs that are listed and traded on your Marketplace, and clarify who creates the NTFs; and

	●	Explain to us how your Marketplace operates with respect to NFTs and your role in it. In this regard, describe in greater detail the services the Marketplace provides, both in the creation of the NFTs and the subsequent listing and trading of the NFTs on your platform, and how prices are set in primary and resale transactions.

Securities and Exchange Commission
January 8, 2024

Response:

The Company respectfully advises the Staff that additional disclosure in future annual and periodic reports filed with the Commission regarding Marketplace would, at this point and for the foreseeable future, not be material to investors in the Company’s securities. For the year ended December 31, 2022 and the nine months ended September 30, 2023, the Company earned net revenues of $2.24 billion and $2.43 billion, respectively, of which Marketplace comprised approximately one-half of one percent (0.50%), or less, of net revenues in each period. As disclosed in the 2022 Annual Report, the vast majority of the Company’s revenue comes from online gaming, which includes online Sportsbook, iGaming, and DFS product offerings—none of which include Marketplace. Although the Company believes that additional disclosure regarding Marketplace, beyond that which is included in its 2022 Annual Report, would not be material for investors in its securities, the Company respectfully advises the Staff as follows:

During the third quarter of 2021, the Company launched Marketplace, a platform through which Marketplace customers can purchase NFTs from the Company and third parties and purchase NFTs from, and sell NFTs to, other Marketplace customers. Only the Company’s current account holders can buy or sell NFTs on Marketplace. As described in the Company’s 2022 Annual Report:

Marketplace is a NFT ecosystem designed for mainstream accessibility that offers curated initial NFT drops (“Primary Sales”) and allows owners of NFTs on Marketplace to list their NFTs for sale to other Marketplace customers (“Secondary Sales”). Once marked for sale with a chosen selling price, the NFT will appear on the Marketplace secondary market. Customers can browse all available NFTs within the secondary market and can opt to purchase based on the selling price. The revenue we earn on Primary Sales and Secondary Sales is based on a specific percentage of the gross value of each such sale.

(2022 Annual Report, at 5.) Initially, NFTs available on Marketplace (“Marketplace NFTs”) were linked to static or animated collectible images or physical cards, most of which are of professional athletes (“Collectible NFTs”). Some Collectible NFTs are linked to intellectual property created by third parties (“Third-Party Collectible NFTs”), while other Collectible NFTs are linked to intellectual property created by the Company (“DraftKings Collectible NFTs”).1 The Company provides certain services to these third parties—such as minting and custody services—and receives a license from these third parties to facilitate the sales of the Third-Party Collectible NFTs on Marketplace.

1 One third party that licenses intellectual property linked to Third-Party Collectible NFTs is LFG NFTS, Corp. (“Autograph”). As disclosed in the Company’s definitive proxy statements for its 2022 and 2023 annual meetings, the Company is party to a commercial agreement with Autograph and certain of the Company’s directors and executive officers serve on the board of advisors of, and/or have invested in equity securities of, Autograph.

Securities and Exchange Commission
January 8, 2024

In May 2022, the Company launched “Reignmakers” a fantasy sports-style contest of skill (“Reignmakers Contests”). Reignmakers contestants use NFT player cards that are minted by the Company and sold on Marketplace or occasionally given away by the Company to customers through promotions. Contestants use these NFT cards to build a lineup of real-world athletes and then compete against each other in Reignmakers Contests. Each NFT card represents a real-world athlete who accrues fantasy points based on that athlete’s statistical performance in a given event or game. We refer to NFTs used or available in connection with Reignmakers Contests as “Reignmakers NFTs.” Initially, Reignmakers NFTs featured players from the National Football League Players’ Association. In early 2023, the Company began offering Reignmakers NFTs and Reignmakers Contests for two other professional sports. Reignmakers NFTs represented approximately 93% and 99% of Marketplace NFTs transacted on Marketplace since inception and for the year ended December 31, 2023, respectively.

Both types of Marketplace NFTs—Collectible NFTs and Reignmakers NFTs—are minted by the Company on a public blockchain developed by Polygon Labs (“Polygon”), which is an unaffiliated commercial counter-party of the Company, and recorded on its public ledger.2 The Polygon blockchain serves as a distributed and decentralized ledger for a multitude of digital asset projects and applications built by a variety of entities. Minting an NFT on the Polygon blockchain serves as a certificate of authenticity.

DraftKings Collectible NFTs and Reignmakers NFTs are sold by the Company in Primary Sales. Third-Party Collectible NFTs are sold in Primary Sales by the third party. The Company is not a party to the Primary Sales of Third-Party Collectible NFTs. Reignmakers NFTs are sold to Marketplace customers in Primary Sales by the Company primarily in digital packs of multiple NFTs. In some cases, Reignmakers NFTs are given away by the Company to Marketplace customers in promotions or as prizes. After the Primary Sale, both Collectible NFTs and Reignmakers NFTs are generally available for purchase and sale in Secondary Sales between customers in Marketplace. Once marked for sale with a selling price established by the seller (subject to a de minimis price floor set by the Company), the NFT appears on the Marketplace secondary market. Customers can browse all available Marketplace NFTs within the secondary market and can opt to purchase based on the selling price. The Company does not buy or sell Marketplace NFTs in the secondary market.

2 While approximately 99.999% of Marketplace NFTs were minted on the Polygon blockchain, the remaining 0.001% of Marketplace NFTs were minted by the Company on Ethereum, which are disregarded as immaterial for purposes of this discussion.

Securities and Exchange Commission
January 8, 2024

Collectible NFTs and Reignmakers NFTs are held in the Company’s omnibus digital asset wallet and ownership is tracked using the Company’s internal ledger. Collectible NFTs can be removed by the customer from the Company’s digital asset wallet into the customer’s own digital wallet with the Company’s permission. Third-Party Collectible NFTs may be removed only if allowed by the licensing agreement with the third party that licenses the intellectual property linked to the Marketplace NFT. The revenue the Company earns on Secondary Sales and Third-Party Collectible NFT Primary Sales is based on a specific percentage of the gross value of each such sale.

2.	Provide us with your legal analysis that such NFTs sold on your Marketplace are not securities under Section 2(a)(1) of the Securities Act of 1933 and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address your operation of the Marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response:

The Company respectfully advises the Staff that the federal securities laws define “security” to include, in addition to the more common forms of securities such as stocks and bonds, “any investment contract.” See 15 U.S.C. §§ 77b(a)(1) & 78c(a)(10). Marketplace NFTs—both Collectible NFTs and Reignmakers NFTs—are not securities because they are not “investment contracts” under Section 2(a)(1) of the Securities Act. 15 U.S.C. § 78b(a)(1). The Supreme Court held in SEC v. W.J. Howey Co. that “a particular financial instrument constitutes an investment contract (and, hence, a security)” only if it “comprises (1) the investment of money (2) in a common enterprise (3) with an expectation of profits to be derived solely from the efforts of the promoter or a third party.” SEC v. SG Ltd., 265 F.3d. 42, 46 (1st Cir. 2001) (citing SEC v. W.J. Howey Co., 328 U.S. 293, 298-99 (1946)).

As the Staff may be aware, in March 2023, a litigation was filed in federal district court in Massachusetts alleging, among other things, that NFTs bought or sold on Marketplace constitute securities that were required to be, but were not, registered with the Commission in accordance with federal and Massachusetts law, and that Marketplace is a securities exchange that is not registered as required by federal and Massachusetts law (the “Massachusetts Litigation”). The Company has moved to dismiss the Massachusetts Litigation, asserting, among other things, that Marketplace NFTs do not qualify as investment contracts under the Howey test. As more fully set forth in that motion, at a minimum, Marketplace NFTs fail both the second and third prongs of the Howey test for the following reasons.

Securities and Exchange Commission
January 8, 2024

Common Enterprise:

Most courts assess whether the purchase of a particular instrument constitutes an investment in a “common enterprise” by examining whether there is “horizontal commonality” among purchasers—i.e., whether the promoter “pools” contributions “from multiple investors so that all share in the profits and risks of the enterprise.” SG Ltd., 265 F.3d. at 49. Some courts also consider whether there is “vertical commonality” between the purchasers and the promoter. See, e.g., Brodt v. Bache & Co., Inc., 595 F.2d 459, 461 (9th Cir.1978). “Strict” vertical commonality requires “that the investors’ fortunes be interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.” SG Ltd., 265 F.3d. at 49 (internal quotation marks omitted).3 Marketplace NFTs satisfy none of these standards.

The Company does not “pool” the proceeds of Marketplace NFT sales for the benefit of purchasers. In contrast to the matters where the Commission has deemed other NFTs to constitute securities, among other things, Marketplace was built before any NFTs were sold, and the Company does not devote any net proceeds to develop or promote Marketplace or Marketplace NFTs.4 Marketplace is only a small part of the Company’s business, which the Company believes is not material for investors in its securities, as noted in response to Comment 1, and like any other revenues, the Company deploys revenues earned from sales of Marketplace NFTs across its operations as it sees fit. Cf., SG Ltd., 265 F.3d at 50 (finding pooling to be satisfied when funds were “pooled in a single account used to settle participants’ on-line transactions”). Moreover, a Marketplace NFT does not give its owner a participatory interest in the Company, Marketplace, or any other enterprise. See Hocking v. Dubois, 839 F.2d 560, 566 (9th Cir. 1988), adhered to on reh’g, 885 F.2d 1449 (9th Cir. 1989) (no horizontal commonality where investors do not “pool their investments together and split the net profits and losses in accordance with their pro rata investments”). A Marketplace NFT also does not provide its owner voting rights in the Company or a right to receive dividends from the Company.

Marketplace NFTs are unique digital assets with utility as collectibles, in the case of Collectible NFTs, and utility as game pieces in Reignmakers Contests, in the case of Reignmakers NFTs. Any value that Marketplace NFTs have is a function of these utilities as well as other factors beyond the Company’s control, including the popularity and real-world performance of athletes and supply and demand forces. The value of any Marketplace NFT fluctuates in accordance with its utility, which may be more or less than the purchase price at any given time. Thus, commonality is absent because, among other things, the fortunes of each Marketplace NFT purchaser is independent of the fortunes of other purchasers. See Revak, 18 F.3d at 88 (holding that horizontal commonality was lacking where, as here, an individual purchaser may “make profits or sustain losses independent of the fortunes of other purchasers”). Indeed, purchasers of Reignmakers NFTs (which represented approximately 93% and 99% of Marketplace NFTs transacted on Marketplace since inception and for the year ended December 31, 2023, respectively) compete against one another in Reignmakers Contests. Thus, the fortunes of any Reignmakers NFT owner is primarily determined by his or her success or failure in Reignmakers Contests.

3 A minority of courts apply a “broad” vertical commonality test. Broad vertical commonality is established where the “investor’s fortunes are tied to the promoter’s success.” Id. But many courts reject this approach because it “effectively merge[s] into a single inquiry” the “two separate questions posed by Howey—whether a common enterprise exists and whether the investors’ profits are to be derived solely from the efforts of others.” Revak v. SEC Realty Corp., 18 F.3d 81, 88 (2d Cir. 1994). In any event, Marketplace NFTs do not satisfy the broad vertical commonality standard for the same reasons, described below, that Marketplace NFTs do not satisfy the third prong of the Howey test.

4 Substantial portions of any revenues from Marketplace NFT sales are paid in license fees to the licensors that own the intellectual property embodied in the Marketplace NFT, and as prizes in Reignmakers Contests.

Securities and Exchange Commission
January 8, 2024

For these reasons, among others, each Marketplace NFT purchaser’s fortunes are also independent of the fortunes of the Company or Marketplace. See Marini v. Adamo, 812 F. Supp. 2d 243, 256 (S.D.N.Y. 2011) (“[S]trict vertical commonality exists where there is a ‘one-to-one relationship between the investor and investment manager’ such that there is ‘an interdependence of both profits and losses of the investment.’”); Copeland v. Hill, 680 F. Supp. 466, 468 (D. Mass. 1988) (For horizontal commonality, “[t]he fortunes of each investor must be intertwined with the success of the pool.”). The Company collects fees from sales of Marketplace NFTs even when purchasers sell their NFTs at a loss. See Austin v. Bradley, Barry & Tarlow, P.C., 1992 WL 560915, at *7 (D. Mass. June 17, 1992) (plaintiffs “failed to demonstrate strict vertical commonality” because neither the company’s annual fee nor its percentage-based commissions were “inherently contingent upon the plaintiffs’ potential profits or losses.”). And the value of any particular NFT, or NFTs generally, has no correlation to the success of the Company or the Marketplace.

Reasonable Expectation of Profits to Be Derived from the Managerial Efforts of Others:

For an instrument to qualify as an investment contract, purchasers must be led by the promoter to reasonably expect to profit on the success of the common enterprise through earnings participation or capital appreciation derived from the “significant” and “essential” managerial efforts of the promoter (or some other third party). SG Ltd., 265 F.3d at 53-55. “These situations are to be contrasted with transactions in which an individual purchases a commodity for personal use or consumption.” Id. at 53.

The Company does not promote Marketplace NFTs as a means to invest in the Company or its Marketplace. Far from “being promoted primarily as an investment,” SEC v. Aqua-Sonic Prod. Corp., 687 F.2d 577, 582 (2d Cir. 1982), Marketplace NFTs are marketed as collectibles and game pieces. See Bronstein v. Bronstein, 407 F. Supp. 925, 930 (E.D. Pa. 1976) (distinguishing ventures with “an eye towards personal use or consumption of the underlying interest” from those with “the purpose of acquiring an interest in a profit-making venture”). In fact, the Company told purchasers that Reignmakers NFTs naturally would decline in value as their utility declined and the associated professional sports season progressed. The Company also does not promise any managerial efforts to generate profits for Marketplace NFT purchasers. See SEC v. Life Partners, Inc., 87 F.3d 536, 545 (D.C. Cir. 1996) (third prong of Howey test satisfied only where investment profits are derived from the efforts of others). Again, whether or not Reignmakers NFT purchasers profit is entirely dependent on how they make use of their Reignmakers NFTs, not on the Company’s efforts. See Aqua-Sonic Prod. Corp., 687 F.2d at 585 (“If, by contrast, the reasonable expectation was one of significant investor control, a reasonable purchaser could be expected to make his own investigation of the new business” without the protections of the securities laws.).

Securities and Exchange Commission
January 8, 2024

Marketplace NFTs also are not securities under Gary Plastic:

The existence of the Marketplace does not transform Marketplace NFTs into securities under Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith Inc., 756 F.2d 230, 240 (2d Cir. 1985). Gary Plastic did not announce any novel rule of law, but reversed the grant of summary judgment finding that the certificates of deposit (CDs) at issue were not securities because it was “difficult to discern if there is merit to plaintiff’s claims against these defendants.” 756 F.2d at 232. The court found that, although insured CDs typically were not securities, a program designed by a broker-dealer to create a separate “negotiable bearer form” and “liquid” interest in the underlying CDs could constitute a security. The court reasoned that all investor funds were pooled for purposes of acquiring the underlying CDs, and a common enterprise existed by virtue of activity “significantly greater than that of an ordinary broker or sales agent,” including “investigating issuers, marketing the CDs, and creating a secondary market” for the interests in the CDs, and the sharing of profits through apportionment of the interest paid. Gary Plastic at 240. Furthermore, in Gary Plastic, the investment was “motivated by the expectation of a return of cash investment, the potential for price appreciation,” and the “skill and financial stability” of the promotor, its “implicit promise to maintain its marketing efforts,” and its “ongoing monitoring of the issuing banks.” Id. at 240-241.5

Gary Plastic is entirely consistent with the discussion above demonstrating that Marketplace NFTs are not securities. Among other things:

•	Reignmakers NFTs are marketed as game pieces for use in Reignmakers Contests. Collectible NFTs are marketed as collectibles.
•	The proceeds from Marketplace NFT sales and transaction fees are not pooled in any NFT “enterprise,” and the Company has not devoted any net proceeds to develop or promote Marketplace or Marketplace NFTs.
•	The Company does not share in the profits or losses of any Marketplace NFT purchaser.
•	Although the Company created the secondary sale Marketplace, unlike Gary Plastic it did not promise any level of liquidity or to maintain the Marketplace, Gary Plastic at 233. Also, the secondary market in Gary Plastic “would enable [purchasers] to sell their [CDs] back to” the promotor, which left the entire selling point of the investment—CD liquidity—dependent upon the promotor. Gary Plastic at 233, 241.
•	For each underlying CD in Gary Plastic, the insured was the promotor, not the investor, so the availability of the promised FDIC insurance protection depended entirely upon the future efforts of the promotor. There is no promise by the Company of any managerial efforts to evaluate or manage NFTs, generate profits for NFT purchasers or expectation of investment return from Marketplace NFTs.
•	Contrary to promoting Marketplace NFTs for profit, the Company informed potential purchasers that the value of all Reignmakers NFTs would decline during the sports season for the applicable Reignmakers Contests.

5 Following remand, the Gary Plastic district court denied class certification because the plaintiff likely did not rely on the defendants’ marketing statements, and the case was later dismissed for failure to prosecute, which was affirmed by the Second Circuit. Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 903 F.2d 176, 177 (2d Cir. 1990).

Securities and Exchange Commission
January 8, 2024

Accordingly, the Company respectfully advises the Staff that because, among other reasons, Marketplace NFTs are not associated with a common enterprise and there is no reasonable expectation of profits derived from the managerial efforts of others, Marketplace NFTs are not investment contracts under the Howey test, including as applied in Gary Plastic, and accordingly are not securities under federal or state securities laws.

3.	Please provide proposed disclosure that includes a description of your internal processes for how you determine, or will determine as you expand your business, whether the NFTs listed and traded on your Marketplace are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such NFTs are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

Response:

Only Marketplace NFTs described above are available for sale on Marketplace. No other NFTs and no fungible digital assets are available on Marketplace. The Company has recently discontinued Primary Sales of Collectible NFTs and does not intend to open the Marketplace more broadly to other NFTs or fungible digital assets. As discussed in response to Comments 1 and 2 above, the Company does not believe that Marketplace represents a significant portion of its business that is material to investors nor that Marketplace NFTs are securities for purposes of the federal or state securities laws. Nevertheless, the Company included a discussion of the Massachusetts Litigation in Note 12. Leases, Commitments and Contingencies to its unaudited financial statements for the three and nine months ended September 30, 2023, filed with the Commission as part of its interim report on Form 10-Q for those periods. In addition, with respect to the risks associated with the Company’s determination that Marketplace NFTs are not securities, the Company intends to include additional risk factor disclosure in its annual report on Form 10-K for the year ending December 31, 2023, substantially as set forth in the draft text in Annex A.

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Securities and Exchange Commission
January 8, 2024

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ Faisal Hasan
Name:	Faisal Hasan
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

CC:	Jason K. Park, Chief Financial Officer, DraftKings Inc. Scott D. Miller, Partner, Sullivan & Cromwell LLP

Annex A

DraftKings Marketplace facilitates the purchase and sale of nonfungible tokens (NFTs). The Company is defending litigation claiming Marketplace NFTs are “securities” under federal and state securities laws. While the Company believes that Marketplace NFTs are not securities, the final determination by the court in which the litigation is pending, another court, or by the SEC or another state or foreign regulatory authority is subject to uncertainty and if determined or re-interpreted in the future to be a security, we may be subject to damages in litigation, regulatory scrutiny, investigations, fines, and other penalties.

In developing, launching and operating DraftKings Marketplace, the Company analyzed whether the NFTs created for, offered, sold, or traded on, DraftKings Marketplace would be deemed “securities” under applicable law. The Company believes that such NFTs are not securities under the U.S. federal securities laws based on the statutory definition of a security under the U.S. federal securities laws, Supreme Court decisions applying the definition of security, other judicial decisions applying the definition of a security, and factors articulated in public communications by representatives of the SEC, no-action letters, and enforcement actions.

The Company is defending litigation filed in March 2023 in federal district court in Massachusetts alleging, among other things, that Marketplace NFTs are securities that were required to be, but were not, registered with the SEC in accordance with federal and Massachusetts law, and that Marketplace is a securities exchange that is not registered as required by federal and Massachusetts law. In addition, in July 2023, the Company received a subpoena from the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts seeking documents and requesting answers to interrogatories concerning, among other things, DraftKings Marketplace and Marketplace NFTs, and related matters. Our belief that Marketplace NFTs are not securities is a risk-based assessment and not a legal standard nor is it binding on any regulatory body or court and, notwithstanding our conclusions, we could be subject to legal or regulatory action in the event a court, the SEC or a state or foreign regulatory authority were to determine that a particular NFT offered, sold, or traded on DraftKings Marketplace is a “security” under applicable law.

The legal test for determining whether a particular digital asset, such as Marketplace NFTs, is a security is a complex and fact-driven analysis and the SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security.

The classification of a digital asset as a security may have wide-ranging implications. For example, a security may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in a transaction that is exempt from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as securities exchanges, or must qualify for an exemption. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

Securities and Exchange Commission

January 8, 2024

If the court in which the litigation is pending, another court, the SEC or another state or foreign regulatory authority makes a final determination that Marketplace NFTs are securities under applicable law, we could be subject to, among other things, damages in litigation, regulatory scrutiny, investigations, sanctions, civil monetary penalties, injunctions, fines, reputational harm and other penalties, which could negatively impact our business, operating results, and financial condition.